

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2021

Geoffrey McFarlane
Chief Executive Officer
Winc, Inc.
1745 Berkeley St, Studio 1
Santa Monica, CA 90404

   **Re:  Winc, Inc.**
     **Registration Statement on Form 10-12G**
     **Filed August 27, 2021**
     **File No. 000-56336**

Dear Mr. McFarlane:

   We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Trade & Services

cc:  Drew Capurro